UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
FEBRUARY 6, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

EnLink Midstream, LLC

File No. 333-192419 - CF#30530

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EnLink Midstream, LLC submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-4 filed on November 20, 2013, as amended.

Based on representations by EnLink Midstream, LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.3	through December 23, 2023
Exhibit 10.4	through December 23, 2023
Exhibit 10.5	through December 23, 2023
Exhibit 10.6	through December 23, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary